UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 333-197114

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

First Bancorp Employees’ 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

First Bancorp Employees’ 401(k) Savings Plan
INDEX

* All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First Bancorp Employees’ 401(k) Savings Plan

Southern Pines, North Carolina

We have audited the accompanying statements of net assets available for benefits of the First Bancorp Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis Decosimo, PLLC

Charlotte, North Carolina

June 21, 2016

First Bancorp Employees' 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014

	2015	2014

Assets
Investments at fair value
Common collective trust fund	$5,485,902	$5,521,183
Mutual funds	28,376,242	27,852,896
First Bancorp unitized stock fund	10,384,198	11,812,758
	44,246,342	45,186,837
Receivables
Notes receivable from participants	1,157,913	961,870
Total assets	45,404,255	46,148,707

Liabilities	-	-

Net assets available for benefits	$45,404,255	$46,148,707

See Notes to Financial Statements

First Bancorp Employees' 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2015

Additions:
Investment income
Net depreciation in fair value of mutual funds	$(55,448)
Net appreciation in fair value of First Bancorp unitized stock fund	55,983
Net appreciation in fair value of common collective trust fund	68,028
Mutual fund dividends	454,919
First Bancorp common stock dividends	190,576
714,058
Interest income on notes receivable from participants	41,283
Contributions
Participant	2,533,274
Employer	1,495,530
Rollover	285,419
4,314,223
Total additions	5,069,564

Deductions:
Benefits paid to participants	5,801,098
Administrative expenses	15,737
Other, net	(2,819)
Total deductions	5,814,016
Net decrease	(744,452)

Net assets available for benefits, beginning of year	46,148,707
Net assets available for benefits, end of year	$45,404,255

See Notes to Financial Statements

First Bancorp Employees’ 401(k) Savings Plan

Notes to the Financial Statements

Note 1.	Description of the Plan

The following description of the First Bancorp (the “Company” or “Plan Sponsor”) Employees’ 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older, beginning on the employment commencement date. First Bank, a wholly owned subsidiary of the Company, serves as the plan administrator. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Employees electing participation in the Plan may contribute up to the annual IRS deferral limit, pursuant to a salary reduction agreement. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set a 5% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Company contributes an amount equal to the sum of 1) 100% of the employee’s pre-tax salary contributed up to 3% and 2) 50% of the employee’s pre-tax salary contributed between 3% and 5%. The Company may make additional discretionary contributions to the Plan to be allocated among participants completing a minimum of 1,000 hours of service during the Plan year. Employer matching contributions are invested according to the same investment elections each participant has established for their deferral contributions. Employer matching contributions totaled approximately $1.5 million while the Company made no discretionary contributions for the 2015 Plan year. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

The Plan allows for Roth elective deferrals. The Roth deferrals are included in an employee’s ordinary taxable income and are maintained in a separate account from pre-tax deferrals. Earnings on an employee’s Roth account accumulate on a tax free basis. Plan participants may elect all pre-tax, all Roth, or a combination of elective deferrals each pay period. In addition, the Plan accepts direct rollovers from other Roth 401(k) accounts. Upon hardship withdrawals, an employee’s Roth account is distributed last.

Participant accounts:

Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of Company’s discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion and discretionary contribution portion of their accounts is also immediate.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with the prime rate plus 1.00%, as fixed at inception of the loan. All loans currently bear interest rates of 4.25% or 4.50%. Principal and interest are paid ratably through bi-monthly payroll deductions.

Payment of benefits:

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump sum, other installment options as provided by the Plan, or may be kept in the Plan. If a participant’s vested account is less than $5,000, the participant will receive a lump-sum distribution as soon as practical following termination. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 ½. In the event of the death of a participant, the Company’s contributions to the participant are considered to be 100% vested, and the total account shall be paid to the participant’s beneficiary.

Forfeited accounts:

At December 31, 2015 and 2014, forfeited nonvested accounts totaled $4,802 and $8,126, respectively. Forfeited non-vested accounts are used to reduce future employer contributions. During 2015, employer contributions were reduced by $8,173 from forfeited nonvested accounts.

Note 2.	Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment valuation and income recognition:

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Excess contributions payable:

The Plan had no excess contributions payable for 2015 as the Plan satisfies the requirements for Safe Harbor 401(k) plans.

Payment of benefits:

Benefit payments are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Plan; however, such expenses may, at the discretion of the Board of Directors of the Company, be paid by the Company. During 2015, substantially all such expenses were paid by the Company. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. During 2015, $15,737 in distribution and withdrawal fees were paid from the respective participants’ accounts. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Subsequent events:

The Plan has evaluated subsequent events through the date the financial statements were issued, and did not identify any subsequent events since the date of the statement of net assets available for benefits requiring adjustment to or disclosure in the financial statements.

Recently issued accounting pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan adopted this ASU for the 2015 plan year, and it was retrospectively applied to the plan year ended December 31, 2014. Prior year disclosures have been revised to reflect the retrospective application of this ASU. The impact of adopting this ASU is reflected in Note 3.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this ASU is to simplify plan accounting.

•	The amendments in Part I of this ASU designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value, accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

•	The amendments in Part II of this ASU will eliminate the requirements for plans to disclose (1) individual investments that represent 5% or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•	The amendments in Part III of this ASU reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

This ASU may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted this ASU for the 2015 plan year, and the amendments in Part II were retrospectively applied to the plan year ended December 31, 2014. Prior year disclosures in Note 3 have been revised to reflect the retrospective application. The impact of adopting these amendments is reflected in the financial statements.

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s net assets or changes in net assets.

Note 3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Unitized stock fund: Valued at the unit price, which is based on the closing price of the underlying stock reported on the active market on which the individual security is traded.

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2015 and 2014.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Corporate bonds	$1,796,878	$-	$-	$1,796,878
Hybrid equities	3,349,431	-	-	3,349,431
Target date funds	4,337,068	-	-	4,337,068
Large cap equities	10,897,598	-	-	10,897,598
Mid cap equities	5,368,401	-	-	5,368,401
Small cap equities	609,123	-	-	609,123
Foreign equities	2,017,743	-	-	2,017,743
Unitized stock fund	-	10,384,198	-	10,384,198
Total assets included in the fair value hierarchy	28,376,242	10,384,198	-	38,760,440
Investments measured at NAV (a)				5,485,902
Total investments at fair value				$44,246,342

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Corporate bonds	$1,865,569	$-	$-	$1,865,569
Hybrid equities	3,985,789	-	-	3,985,789
Target date funds	3,745,114	-	-	3,745,114
Large cap equities	10,841,077	-	-	10,841,077
Mid cap equities	5,150,147	-	-	5,150,147
Small cap equities	417,484	-	-	417,484
Foreign equities	1,847,716	-	-	1,847,716
Unitized stock fund	-	11,812,758	-	11,812,758
Total assets included in the fair value hierarchy	27,852,896	11,812,758	-	39,665,654
Investments measured at NAV (a)				5,521,183
Total investments at fair value				$45,186,837

(a)	Investments reported at NAV as a practical expedient to estimate fair value include a Common Collective Trust Fund. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.

The following table for December 31, 2015 and 2014 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2015
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$5,485,902	$-	(a)	(a)

	December 31, 2014
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$5,521,183	$-	(a)	(a)

(a)	The NAV of the common collective trust fund (the “Fund”) is determined each business day (valuation date) by the fund trustee. Contributions to the Fund may be made daily at the current NAV and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the fund trustee's approval.

Withdrawals, other than for benefit payments and participant transfers to noncompeting options, require a twelve month advance written notice. Included in this advance written notice requirement are full or partial withdrawals of assets invested in the Fund resulting from plan sponsor directed actions. Such plan sponsor directed actions include, but are not limited to: (i) trustee or plan sponsor-directed reallocation of investments; (ii) company sponsored layoffs/termination of groups of employees; (iii) disposing of or selling a component of the business which involves the transfer or termination of employees; (iv) terminating the Fund as an investment option of the plan; and (v) terminating the plan. Plan sponsors are prohibited from intentionally and specifically advising participants, or releasing participant communication, that is intended to encourage participants to not contribute to the Fund, or to withdraw part or all of their contributions from the Fund.

All plan sponsor-directed requests for full or partial withdrawals must be submitted to the fund trustee in writing certifying the reason for the withdrawal request. All such requests are subject to the twelve month advance written notice requirement. The fund trustee may choose to disburse withdrawals in less than the required one year period if, in the fund trustee's discretion, it determines that such a disbursement is in the best interest of the Fund as a whole.

Note 4.	Related Party and Party-In-Interest Transactions

The trustee of the Plan is Branch Banking & Trust Company (“BB&T”), while Stanley, Hunt, Dupree & Rhine, Inc. (“SHDR”) serves as the Plan’s recordkeeper. During 2015, substantially all administrative fees were paid by the Company on behalf of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. During 2015, $15,737 in distribution and withdrawal fees were paid from the respective participants’ accounts. The plan sponsor pays directly any other fees related to the Plan’s operations.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Investments in the First Bancorp Unitized Stock Fund represent investments in shares of common stock of First Bancorp, the Plan Sponsor. The Plan received dividend income of $190,576 on the Company’s common stock in 2015.

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6.	Tax Status

The Company has adopted the Plan based on a prototype plan document sponsored by BB&T. BB&T has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan administrator has not requested a determination letter from the IRS on the Plan. The Plan has been amended since the date of the IRS opinion letter on the prototype plan. While the Plan cannot rely on the IRS opinion letter, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the related taxing authorities. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7.	Risks and Uncertainties

Concentration of market risk:

The Plan invests certain Plan assets in the Company’s common stock. These investments comprised approximately 22.9% and 25.6% of Plan net assets at December 31, 2015 and 2014, respectively. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the Statements of Net Assets Available for Benefits. At December 31, 2015 and 2014, the Plan held $10,384,198 and $11,812,758, respectively, in a First Bancorp Unitized Stock Fund, which is comprised of the Company’s common stock and a small amount of cash. For the year ended December 31, 2015, dividends paid on the investment in the Company’s common stock was $190,576. Net appreciation in fair value of the First Bancorp Unitized Stock Fund for the year ended December 31, 2015 was $55,983.

The Company’s common stock price was valued at $18.74 and $18.47 at December 31, 2015 and 2014, respectively. As of June 20, 2016, the date the financial statements were available to be issued, the Company’s common stock was valued at $18.99 per share based on the closing price as listed on the NASDAQ.

Other risks:

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8.	Plan Amendments

The First Bancorp Employees’ 401(k) Savings Plan currently has an automatic salary deferral rate of 5% for plan participants and includes an opt-out provision. However, prior to 2015, the default rate was 2%, and a number of employees continue to contribute at this 2% rate. To encourage retirement savings the Retirement Committee approved, at its August 25, 2015 meeting, a plan amendment that includes an automatic escalation feature whereby participant salary deferral rates that are lower than 5% would increase 1% per year up to a 5%. Participants would continue to have an opt-out feature. The Committee recommended the approval of the auto escalation feature effective January 1, 2016.

First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b)	(c)
	Identity of issue,	Description of investment including				(e)
	borrower, lessor,	maturity date, rate of interest			(d)	Current
	or similar party	collateral, par or maturity value			Cost	value

	Common collective fund
	Union Bond & Trust Company	Morley Stable Value Fund	220,900.2236	shares	**	$5,485,902

	Mutual funds
	American Funds	Europacific Growth R6 Fund	39,530.0238	shares	**	1,791,501
	Fidelity	Contrafund	64,857.4272	shares	**	6,417,642
	MFS	Value R4 Fund	111,794.7457	shares	**	3,665,750
	Oppenheimer	Developing Markets Y Fund	7,543.9162	shares	**	226,242
	T. Rowe Price	Mid-Cap Growth Fund	40,222.6169	shares	**	2,949,122
	Vanguard	500 Index Admiral Fund	4,319.8541	shares	**	814,206
	Vanguard	Mid-Cap Index Admiral Fund	2,761.3323	shares	**	410,665
	Vanguard	Selected Value Fund	77,702.6829	shares	**	2,008,614
	Vanguard	Small Cap Index Admiral Fund	11,482.0634	shares	**	609,123
	Vanguard	Total Bond Market Index Fund	168,879.4951	shares	**	1,796,878
	Vanguard	Wellington Fund	52,713.7354	shares	**	3,349,431
	Vanguard	Target Retirement Fund 2015	18,544.3813	shares	**	263,887
	Vanguard	Target Retirement Fund 2020	12,415.4226	shares	**	337,079
	Vanguard	Target Retirement Fund 2025	54,458.5471	shares	**	850,643
	Vanguard	Target Retirement Fund 2030	22,856.0883	shares	**	633,571
	Vanguard	Target Retirement Fund 2035	34,052.7866	shares	**	573,449
	Vanguard	Target Retirement Fund 2040	35,620.0118	shares	**	1,013,389
	Vanguard	Target Retirement Fund 2045	18,997.1914	shares	**	337,770
	Vanguard	Target Retirement Fund 2050	11,487.5443	shares	**	327,280

	Common stock
*	First Bancorp	Unitized Stock Fund	1,017,407.3182	shares	**	10,384,198

*	Notes receivable from partipants	All interest rates are currently at 4.25% or 4.50%			N/A	1,157,913
						$45,404,255

*	Denotes a party-in-interest to the Plan
**	Cost information omitted due to participant-directed funds

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

First Bancorp Employees’ 401(k) Savings Plan

By:	/s/ Timothy S. Maples
Timothy S. Maples
Executive Vice President
Plan Administrator

Date: June 21, 2016

EXHIBIT INDEX

Exhibit Number	Document
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM